File No. 2311-4
June 19, 2007
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Office of Emerging Growth Companies
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Finance Corporation
Amendment No. 7 to Preliminary Proxy Statement on Schedule 14A
Filed May 23, 2007
File No. 001-32845
Dear Mr. Reynolds:
     On behalf of our client, General Finance Corporation (“General Finance”), we are responding to the comments of the Staff of the Securities and Exchange Commission set forth in your letter, dated June 12, 2007, to Ronald F. Valenta of General Finance regarding the above-referenced preliminary Proxy Statement. As in our previous response letters, we have set forth below each of the Staff’s numbered comments, followed by General Finance’s response. Concurrently with the delivery of this letter, General Finance is filing via EDGAR Amendment No. 8 to Schedule 14A setting forth its amended preliminary Proxy Statement reflecting the changes made in response to the Staff’s comments, among other changes noted below. A copy of the amended preliminary Proxy Statement, marked to show changes, is enclosed for your convenience. (The enclosed copy excludes the financial statements and notes to financials appearing on pages F-1 through F-110, as well as the Annexes to the Proxy Statement, which have not changed from the versions included with Amendment No. 7.)
     References in this letter to the “Proxy Statement” mean the amended preliminary Proxy Statement contained in Amendment No. 8 to Schedule 14A. Unless otherwise indicated, all page references in this letter refer to such Proxy Statement. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.
     Apart from changes made in response to the Staff’s comments, the Proxy Statement updates and supplements some of the information contained in the previous amended preliminary Proxy Statement. You will note that General Finance and Bison-GE have agreed that GFN Australasia will be wholly owned by a U.S. subsidiary of General Finance to be formed for this purpose, and that Bison-GE will receive in the acquisition shares of the U.S. subsidiary rather than shares of GFN Australasia as was previously contemplated. We have revised the Proxy Statement throughout to reflect this change. The decision to share ownership with Bison-GE at the U.S. subsidiary level instead of the GFN Australasia level does not represent a change in the business deal relating to the transaction. The other updated or supplemented information also reflect no material change from the information in the amended preliminary Proxy Statement that was included in Amendment No. 7.

Mr. John Reynolds
June 19, 2007

General
1.	We reissue comment two of our letter dated May 21, 2007. We note your supplemental response that you have deleted all references to the “irrevocability” of a stockholder’s conversion election; however, we continue to note references in the proxy statement to “irrevocably” electing to exchange their shares for the right to receive the cash value from the trust. See, for example and without limitation, the disclosure on page xiv.

We have deleted the reference to “irrevocability” on page xiv, which we believe was the only place it appeared in the Proxy Statement.

2.	We note the disclosure regarding the indicators that Royal Wolf s value may be less than the 80% threshold. We note that the 13.8% of the shares in GFN Australasia was valued at $6.7 million. This would indicate a total valuation of 100% of GFN Australasia at $48.6 million, and the 86.2% interest to be held by General Finance at only $41.9 million. This would also be another indicator that the value may be less than the 80% threshold, which was $52 million. Please revise to add clear disclosure.

We have revised the disclosures on the first page of the letter to stockholders and pages ii, v, 3 and 64 of the Proxy Statement to remove the reference to the $6.7 million “value” of the shares of GFN U.S. to be issued in partial payment of the purchase price of Royal Wolf and to clarify that the shares are being issued as partial payment of the cash portion of the purchase price of the RWA shares. Supplementally, the $6.7 million previously referred to in the Proxy Statement equated to 13.8% of the total estimated cash that General Finance otherwise would pay at the closing of the Royal Wolf acquisition (excluding General Finance’s nonrefundable deposits of $1,005,000 and any increase in the purchase price after March 29, 2007). This is the same as the “equity” value of Bison-GE’s shares of GFN U.S. at the closing of the Royal Wolf acquisition based upon the aggregate acquisition consideration of approximately $102.2 million less the aggregate indebtedness of Royal Wolf. General Finance cannot predict the actual value of these GFN U.S. shares. See also our response to comment 11 below.

3.	When discussing the disclosure from the Form S-1 relating to the 80% test, revise the disclosure to indicate that a reasonable investor could interpret the disclosure in the Form S-1 to apply the valuation to only the portion being acquired. The disclosure in the Form S-i is ambiguous on this matter, as it does not specifically state how the valuation would occur if General Finance acquired only a portion of the target business. Also, provide clear disclosure that the measurements used in the updated measurements, include ranges that would fall below the 80% test, when taking into account that General Finance is only acquiring 86.2% of the company. We may have further comment.

Mr. John Reynolds
June 19, 2007

We have disclosed on pages viii, 25 and 61 the fact that the IPO prospectus did not describe specifically how the 80% test would apply if General Finance acquired less than all of the equity of the target company, and that it is possible that investors could conclude that the 80% test should apply to the value of General Finance’s equity interest in the target company. We believe that such a conclusion would be contrary to the specific language of the IPO prospectus, so we cannot characterize the conclusion as “reasonable” or not. We believe that the clear import of the disclosure on pages viii, 25 and 61 is that investors could dispute General Finance’s view. For this reason, the Proxy Statement goes on to disclose on these pages that General Finance may be subject to stockholder claims that the Royal Wolf acquisition fails to satisfy the 80% test. See our response to comment 4, below.

We also have disclosed on pages viii, 25 and 61 that some of the updated valuations indicated that the value of General Finance’s 86.2% equity interest in Royal Wolf is below the 80% threshold at the lower end of the valuation ranges.

4.	When discussing the indicators that the valuation may be less than the 80% threshold, provide clear disclosure of the potential risks to the company.

We have clarified the potential risks on page 25 of the Proxy Statement, and have added this same language on pages viii and 61 where the 80% test also is discussed.

5.	When discussing the valuation ranges below the 80% test, you indicate that some of the lower ends of the ranges fell below the number; however, it appears that at least one valuation range falls completely below the 80% number — the LTM EBITDA valuation range. Revise the disclosure accordingly.

We have added on pages viii and 25 the disclosure requested. A more detailed disclosure also appears on page 48.

6.	Please provide the disclosure required by Items 402 and 404 of Regulation S-K, as if the private operating company, RWA, were completing its initial public offering.

We have added beginning on page 97 of the Proxy Statement the disclosures with respect to RWA called for by Item 402 of Regulation S-K. We also have disclosed on page 101 that there were no transactions between RWA and “related parties” within the meaning of Item 404 of Regulation S-K for which disclosure is called for under Item 404 for RWA’s fiscal year ended June 30, 2006.

Supplementally, please be advised that RWA is a “foreign private issuer” as defined in Rule 405 under the Securities Act of 1933. It is a so-called limited company organized under the laws of Australia and, as such, is a “foreign issuer” within the meaning of Rule 405. It also is outside of the exceptions set forth in Rule 405 for certain foreign issuers that do not qualify as foreign private issuers. Although RWA is more than 50%-owned indirectly by Bison-GE, a Delaware limited liability company, the majority (three of five) of its directors and all of its executive officers are non-citizens and non-residents of the U.S., and all of RWA’s assets and business are located or administered outside the U.S. As a foreign private issuer, compliance by RWA with the requirements of Item 402 of Regulation S-K in connection with an initial public offering in the U.S. would be voluntary on its behalf.

Mr. John Reynolds
June 19, 2007

Consideration of the Acquisition, page 34
Original Acquisition Agreement, page 34
7.	We note your response to comment nine of our letter dated May 21, 2007. Please clearly disclose in the proxy statement the date the IPO was completed/closed and, if true, that you “did not have any specific business combination under consideration, and neither [you] nor anyone on [your] behalf had contacted any prospective target business or had any discussions, formal or otherwise, with respect to a business combination transaction” during the period between the effective date of the registration statement and the completion/closing of your IPO. If not true, provide clear disclosure of the activities that occurred between effectiveness of the registration statement and the completion/closing of the IPO.

We have confirmed on page 35 of the Proxy Statement that General Finance did not have any specific business combination under consideration, and that neither General Finance nor anyone on its behalf had contacted any prospective target business or had any discussions, formal or otherwise, with respect to a business combination transaction, during the period between the April 5, 2006 effective date of the IPO and the closing of the sale of the IPO securities on April 10, 2006.
Initial Valuation Analysis, page 48
8.	We reissue comment 12 of our letter dated May 21, 2007. Please reconcile the disclosure in this section with the disclosure regarding the initial valuation in prior amendments to the proxy statement. Certain valuations appear to have increased from the disclosure initially. We may have further comment.

We have corrected in the table at the bottom of page 52 of the Proxy Statement various data points under the “Mean” “Median” and “Range” headings. These data points were correctly stated in Amendment No. 2 to the Proxy Statement, but were inadvertently misstated when the original valuation discussion, including this table, was added back to the Proxy Statement in Amendment No. 4 after having been removed in Amendment No. 3. Note that the valuation ranges in this table were, and are, stated correctly. We believe that the discussion in the Proxy Statement of the original valuation analysis is now consistent in all respects with the previous discussions of this matter, subject to our response to comment 10, below.

Mr. John Reynolds
June 19, 2007

Updated Valuation Analyses, page 54
9.	Please reconcile the statement on page 55 that “[m]anagement also compared the 80% test to 86.2% of the component valuations in light of the fact that, under the amended acquisition agreement, we will own indirectly only 86.2% of Royal Wolf rather than 100% as was originally contemplated in September 2006” with the statement that “[a]ll of our valuation determinations were based upon an analysis of the fair market value of the entirety of Royal Wolf s business and operations, and we did not attempt to separately value our 86.2% ownership interest in Royal Wolf’ or clarify.

In considering the 80% threshold in light of General Finance’s 86.2% equity in Royal Wolf, management multiplied 86.2% by management’s determinations of the fair market value of Royal Wolf in its entirety. What is meant by the language cited by the Staff is that management did not otherwise attempt to value General Finance’s 86.2% ownership interest in Royal Wolf. We have clarified this on pages viii, 25 and 61.

10.	We reissue comment 15 of our letter dated May 21, 2007. We continue to note that many of the valuation ranges have increased substantially from the initial valuation to the updated valuation. For example, the discounted cash flow analysis range increased from $66.7 million to $99.1 million to a range of $92.7 million to $143.1 million. Provide a detailed discussion for each valuation method that resulted in a significant increase in the valuation range to explain the differences in the valuations and the reasons for the increased valuation. We may have further comment.

We have added on pages 57, 58 and 60 a discussion of the principal reasons for the increased valuations, which in each case relates primarily to RWA’s improved latest twelve months (LTM) performance as of the time of this updated analysis.
The Acquisition Agreement, page 63
11.	We note your response to comment 16 of our letter dated May 21, 2007. We note that you are paying for approximately $6.7 million of the purchase price by issuing shares representing 13.8% of GFNA Australasia. This valuation appears inconsistent with the valuation placed upon the company. Therefore, it appears that the consideration through the shares being issued is of a greater amount than the prior purchase price. Please revise the disclosure throughout the proxy statement to reflect any additional valuation of the purchase price as a result of this issuance of securities or advise. We may have further comment.

Mr. John Reynolds
June 19, 2007

See our response to comment 2, above. For the reasons explained there, the shares to be issued to Bison-GE do not represent an increase in the purchase price of Royal Wolf from what was originally contemplated. The increase in the purchase price is due strictly to the factors discussed on pages 64 and 71 of the Proxy Statement.
Pro Forma Financial Statements, page 72
12.	We note that the pro forma financial statements reflect the acquisition of Royal Wolf as of March 31, 2007. Please tell us why you have not reflected the March 29, 2007 acquisition of the 80% interest in Royal Wolf by Bison-GE in the financial statements and pro forma financial statements. Tell us how you evaluated the requirements of Staff Accounting Bulletin Topic 5.J to determine whether push-down accounting should be reflected in the separate financial statements of Royal Wolf. If you believe that the transaction with Bison-GE should not be reflected in the financial statements, please provide a detailed explanation including the specific accounting literature on which your conclusion is based. Please advise and revise the financial statements and related disclosures as appropriate.

Based upon our reading and understanding of Staff Accounting Bulletin (SAB) Topic 5J, SAB No. 54 — Push-Down Accounting Required in Certain Limited Circumstances, and EITF Abstracts, Topic D-97, “Push-Down Accounting;” push-down accounting would only be required when an entity becomes a substantially wholly-owned subsidiary. This has been stated by the Staff as generally 95% or more of an entity being acquired. Between 80% and 95%, the Staff has taken the position that push-down accounting would be permitted or not be objected to, but not required. Push-down accounting would generally be prohibited if the ownership is under 80%. Bison-GE acquired and owns only approximately 80% of Royal Wolf.

Bison-GE’s acquisition of approximately 80% of Royal Wolf is a temporary accommodation to General Finance’s proposed acquisition of Royal Wolf and should not be viewed as a substantive change in control of Royal Wolf. Bison-GE’s participation is more closely analogous to a bridge financing arrangement. Among other things, Bison-GE required a backup agreement by Mr. Valenta to purchase Royal Wolf from Bison-GE if General Finance fails to do so. Bison-GE has no desire or intention of remaining as the primary or active owner of Royal Wolf, and does not control the current Board of Directors of Royal Wolf. The current Board of Directors of Royal Wolf consists of three members of the management shareholders of Royal Wolf and two members from Bison-GE.

Mr. John Reynolds
June 19, 2007

For all of these reasons, we believe that push-down accounting would not be appropriate in the March 31, 2007 financial statements of Royal Wolf.

13.	Please revise your disclosures regarding the transaction between Bison-GE and Royal Wolf to more clearly state the rights and obligations of Bison-GE, including the consequences in the event that the proposed transaction with General Finance is not approved, and in the event that Mr. Valenta is unable to perform under the terms of the back-up acquisition agreement. Please explain what Bison-GE will receive if Royal Wolf is sold to either General Finance or Mr. Valenta, and what Bison-GE will have retained in the event that the proposed transaction with General Finance is not approved and Mr. Valenta is unable to perform under the terms of the back-up acquisition agreement.

General Finance has no obligation or liability to Bison-GE or the management shareholders of Royal Wolf should General Finance be unable to consummate the Royal Wolf transaction, whether by failing to obtain stockholder approval or for any other reason. In the event that General Finance is unable to consummate the transaction, Bison-GE and the management shareholders would only have recourse to Mr. Valenta by virtue of the back-up agreement. The Staff should also be aware that Bison-GE and its affiliates are sophisticated professional investors and conducted thorough due diligence with respect to this transaction. It is our understanding and belief that Bison-GE would not have entered into this transaction if it was not satisfied that Mr. Valenta had, among other things, the financial ability to fulfill his obligations under the back-up agreement. Accordingly, we believe no revision to the pro forma financial statements is required in regard to the backup purchase agreement.

14.	If you believe that the presentation of the pro forma financial statements does not require revision for the acquisition of Royal Wolf by Bison-GE as discussed above, please explain in more detail why you believe that the proposed acquisition would be accounted for a reverse merger. We note that that the majority of the factors outlined in paragraphs 16-17 of SFAS 141 would appear to indicate that General Finance would be considered the accounting acquirer. We note that General Finance is the entity distributing the cash and incurring liabilities, and that the shareholders of General Finance will control substantially all of the voting rights of the combined entity after the consummation of the proposed merger. In addition, we note that General Finance, while a non-operating company, does not appear to have nominal net assets as indicated by your disclosure on page 72.

Mr. John Reynolds
June 19, 2007

We acknowledge that paragraph 16 of SFAS No. 141 suggests that General Finance may be considered the acquiring entity in the proposed transaction, because it will be distributing cash in exchange for equity of Royal Wolf. However, in substance, the proposed transaction is equivalent to the issuance of common stock by Royal Wolf, a private company, for the net monetary assets of General Finance (a public non-operating corporation). This is because General Finance, which has no operations and only nominal assets (other than cash), is acquiring a large operating company. This is not a situation where a smaller operating company is acquiring a larger operating company. Therefore, under paragraph 16 of SFAS No. 141, we believe that Royal Wolf is the accounting acquirer and that treatment of the proposed merger as a reverse acquisition is appropriate.

The accounting for the reverse acquisition would be identical to a public shell with nominal net assets acquiring an operating company as a reverse acquisition, except that no goodwill or other intangible would be recorded. This is in accordance with the Staff’s Training Manual (Division of Corporate Finance — Accounting Disclosure Rules and Practices), which considers these transactions to be capital transactions in substance, rather than business combinations.

We also acknowledge that, if equity interests would be exchanged, certain criteria listed under paragraph 17 of SFAS No. 141 would generally indicate that General Finance may be the acquiring entity insofar as General Finance will have majority voting rights and comprise the majority of the governing body of the combined companies. However, all or substantially all of senior management of the operating entity (Royal Wolf) will remain intact and will continue to operate the day-to-day business of Royal Wolf. General Finance’s business plan is to oversee the operations of Royal Wolf by Royal Wolf’s existing management, while also providing long-term strategic guidance and support. In our judgment, based upon the relevant factors, this transaction essentially is a recapitalization of Royal Wolf and a seamless continuation of its operations.

For clarification purposes, the disclosure of “nominal net assets” on page 72 of the Pro Forma Financial Statements has been changed to read “nominal assets (other than cash)” and we have deleted on page 79 the phrase “effected by the issuance of equity interests.”

Mr. John Reynolds
June 19, 2007

1934 Act Periodic Reports
15.	We note that your disclosures under Item 307 of Regulation S-K include a partial definition of disclosure controls and procedures. The disclosure should be revised to either include the entire definition of disclosure controls and procedures, or to eliminate the partial definition. In addition, we note your statement that “disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving an entity’s disclosure objectives” The disclosure should be revised to clarify that your disclosure controls and procedures are designed to provide reasonable assurance and were determined to be effective at that reasonable assurance level. Alternatively, the reference to reasonable assurance could be removed. Please confirm that in future filings, your disclosures will be revised to address each of the matters noted above.

General Finance undertakes to address in its future 1934 Act reports, as applicable, each of the matters identified by the Staff.
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     As before, please address all questions and comments regarding the foregoing to me at our address set forth above or at (310) 789-1259.

Very truly yours,
/s/ Dale E. Short

DES/tms